UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.   General Identifying Information

1. Reasons fund is applying to deregister (check only one; for descriptions, see Instruction I above):

     [  ] Merger

     [X ] Liquidation

     [  ] Abandonment  of  Registration
     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     Mackenzie Solutions

3.   Securities and Exchange Commission File No: 811-09107

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X]      Initial Application                [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     Via Mizner Financial Plaza
     700 South Federal Highway - Suite 300
     Boca Raton, Florida  33432

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form.

     Joseph R. Fleming
     Dechert
     Ten Post Office Square - South
     Boston, MA 02109
     (617) 728-7161

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Ivy Mackenzie Services Corp.
     Via Mizner Financial Plaza
     700 South Federal Highway, Suite 300
     Boca Raton, FL 33432
     (800) 821-4350

8.   Classification of fund (check only one):

     [X]      Management company;

     [ ]      Unit investment trust; or

     [ ]      Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]      Open-end                  [ ]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Investment Adviser:
     Ivy Management, Inc.
     700 South Federal Highway
     Boca Raton, FL  33432
     800) 456-5111

     Sub-Adviser:
     Garmaise Investment Technologies (US) Inc.
     30 St. Clair Avenue West, Suite 1110
     Toronto, Ontario, Canada M4V 3A1

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Ivy Mackenzie Distributors, Inc.
     Via Mizner Financial Plaza, Suite 300
     700 South Federal Highway
     Boca Raton, FL  33432
     (800) 821-4347

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

      Not applicable.

     (b)  Trustee's name(s) and address(es):

      Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]   Yes      [X]      No

     If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-
                                 --------------------

                  Business Address:

15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]      Yes      [  ]     No

     If Yes, state the date on which the board vote took place:

     April 26, 2000

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ]   Yes      [X]      No

         If Yes, state the date on which the shareholder vote took place:

                                 If No, explain:

         On April 26, 2000 the Trustees considered and adopted a Plan of Complete Termination and Dissolution of Trust and Each of its Series. The Trustees did not require a shareholder vote on the liquidation because the Trustees had the authority to effect a liquidation of the Trust and each of its series pursuant to Article 8.2 of the Trust's Declaration of Trust. The shareholders received notification of the liquidation as soon as was practicable after the liquidation.

II.  Distributions to shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]      No

(a)  If Yes, list the date(s) on which the fund made those distributions:

     April 28, 2000    Distribution of income and capital gains

     May 5, 2000       Distribution of all assets in complete liquidation of
                       each series

(b)  Were the distributions made on the basis of net assets?

         [X]      Yes      [ ]      No

(c)  Were the distributions made pro rata based on shared ownership

         [X]      Yes      [ ]      No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:
     Were any distributions to shareholders made in kind?

     [ ]      Yes      [X]      No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ]      Yes      [ ]      No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [ ]      No

         If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]     Yes      [X]      No

                  If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]      Yes      [X]      No

         If Yes,

     (a) Describe the type and amount for each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]     Yes      [ ]     No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]     Yes      [X]      No

         If Yes,

     (a)  Describe the type and amount of each debt or other liabilities:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request for Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)  Legal expenses: $30,050

          (ii) Accounting expenses: NONE

          (iii) Other expenses (list and identify separately): Blue Sky $4,370

          (iv) Total expenses (sum of lines (i)-(iii) above): $34,420

     (b)  How were those expenses allocated?

          Expenses were incurred but not paid by the series in connection with the liquidation.

     (c)  Who paid those expenses?

          Ivy Management, Inc.

     (d) How did the fund pay for unamortized expenses (if any)? Unamortized expenses were written off the series' books and paid for by Ivy Management, Inc. through expense reimbursement.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]   Yes      [X]      No

                  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]    Yes      [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]    Yes      [X]      No

     If  Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

          Not applicable.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          Not applicable.

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and dated the agreement was filed:

          Not applicable.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

          Not applicable.

                                  VERIFICATION

                  The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Mackenzie Solutions, (ii) he is the President of Mackenzie Solutions, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                  /s/   James W. Broadfoot
                                                  Name: James W. Broadfoot
                                                 Title: President